FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson Invests In ContentGuard, Partnering with Microsoft and

Time Warner

Worldwide Services Provider to Media Companies Invests to Promote Digital Rights

Management and Electronic Content Distribution

Paris, France, New York, New York and Redmond, Washington – November 22, 2004 – Paris-based Thomson (Euronext Paris:18453; NYSE: TMS), a leading provider of technologies, systems, and services for media companies will become a strategic investor in ContentGuard, a closely-held developer of Digital Rights Management (DRM) intellectual property. With this investment, Thomson enters into a partnership with current investors Microsoft Corp. (NASDAQ: MSFT) and Time Warner Inc. (NYSE: TWX) the companies announced today.

“Digital Rights Management” describes a wide range of technologies that have been developed to allow movies, music and other digital content to be accessed by consumers over the Internet while protecting that content from unauthorized copying and counterfeiting.

Thomson has agreed to purchase an aggregate 33% voting stake in ContentGuard from Microsoft, Time Warner and Xerox, subject to customary closing conditions and regulatory approvals. Like Microsoft and Time Warner, Thomson will have the right to name two directors to ContentGuard’s board. Today’s announcement follows Time Warner’s April 2004 purchase of most of Xerox Corporation’s (NYSE: XRX) stake in ContentGuard. ContentGuard was founded using inventions from Xerox’s renowned Palo Alto Research Center (PARC).

Working together with ContentGuard, the company’s three strategic investors (Microsoft, Time Warner and Thomson) expect today’s transaction will help promote the development of inter-operable DRM systems, accelerate the deployment of consumer devices that support Digital Rights Management, and encourage content owners to launch exciting new distribution channels. The partners plan to continue development of ContentGuard’s intellectual property and to promote innovation in electronic content distribution using DRM technologies.

As a long-standing technology and services provider to content owners and network operators, Thomson brings a unique perspective and complementary interests to ContentGuard and its co-investors. Thomson also brings its expertise as a major player in IP licensing to support ContentGuard’s licensing activities and to accelerate and broaden the acceptance of DRM and ContentGuard’s intellectual property.

“We see electronic content distribution as a major opportunity for the Group and its clients, and consider the development and adoption of DRM as an important component in making it happen. This unique partnership brings together content, technology and media services to deploy more rapidly DRM–enabled business models,” said Frank Dangeard, Chairman and Chief Executive Officer of Thomson.

“The development of web services and new content distribution systems requires a complete ecosystem of participants. Thomson’s investment alongside Time Warner and Microsoft shows that media, software, devices and services companies are committed to developing the infrastructure for web services to flourish”, said Bill Gates, Chairman and Chief Software Architect, Microsoft Corporation. “This partnership will help propel the licensing of DRM intellectual property. With the participation of Thomson, a recognized leader in IP licensing, we add a European headquartered partner that will make this important technology more accessible in other parts of the ecosystem, particularly services and devices.”

“Today’s announcement marks yet another important step in our work on DRM, and expands our collaboration with key partners on this strategic initiative,” said Ron Grant, Senior Vice President at Time Warner. “We look forward to working with Thomson, Microsoft and others on offering consumers exciting new digital media products and services while simultaneously protecting content.”

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors.

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About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About Time Warner Inc.

Time Warner Inc. is a leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks and publishing.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

About ContentGuard

ContentGuard, Inc. is an inventor of technologies and intellectual property for digital rights management and the persistent, authorized use of any digital resources. It is helping to expand the market for digital content by developing new technologies, intellectual property and tools for DRM, and driving the adoption of industry standards. ContentGuard licenses patented technologies, which cover broad, fundamental elements of DRM and distributed authorization. Launched in April 2000, ContentGuard conducts its operations in Bethesda, MD, and El Segundo, CA. The company is owned by Thomson (Euronext Paris: 18453; NYSE: TMS), Time Warner, Inc. (NYSE: TWX), and Microsoft Corporation (NASDAQ: MSFT). For more information about ContentGuard and its DRM technology please visit www.contentguard.com

Press release

Thomson Licenses Digital Rights Management Patents

from ContentGuard

Paris, France and Bethesda, MD, November 22, 2004 - ContentGuard, Inc., a leading holder of Digital Rights Management (DRM) intellectual property, and Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that Thomson has agreed to a global license to ContentGuard’s portfolio of DRM patents. Thomson’s license allows it to use ContentGuard’s technology and intellectual property to implement DRM solutions across its various business activities, including the replication and distribution of theatrical and home video products, the design and manufacture of professional broadcast and consumer electronic equipment, and the electronic distribution of entertainment content.

“This is another milestone for ContentGuard, as it gives us additional inroads into global media services and consumer electronics markets,” said Michael Miron, Chairman and CEO of ContentGuard. “Through collaboration with Thomson, our other investors and our growing base of licensees, we believe we can speed the use of DRM technology, in turn accelerating expansion of the digital media and entertainment markets.”

“Today’s announcement reflects an important step towards deployment of DRM and the new business models it enables,” said Joe Berchtold, Vice-President Strategy and Head of Electronic Content Distribution of Thomson. “We believe that the widespread implementation of DRM technologies is a critical step for the growth and success of electronic content distribution. We look forward to working closely with ContentGuard to promote standards and increase choice for consumers looking to watch video, play games, and listen to music in new ways.”

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About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About ContentGuard

ContentGuard, Inc. is an inventor of technologies and intellectual property for digital rights management and the persistent, authorized use of any digital resources. It is helping to expand the market for digital content by developing new technologies, intellectual property and tools for DRM, and driving the adoption of industry standards. ContentGuard licenses patented technologies, which cover broad, fundamental elements of DRM and distributed authorization. Launched in April 2000, ContentGuard conducts its operations in Bethesda, MD, and El Segundo, CA. The company is owned by Thomson (Euronext Paris: 18453; NYSE: TMS), Time Warner, Inc. (NYSE: TWX), and Microsoft Corporation (NASDAQ: MSFT). For more information, about ContentGuard and its DRM technology please visit www.contentguard.com

Press Release

Thomson Signs Cooperation Agreement

with Chinese Group, Konka

Paris, France, November 24th 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS) has signed an agreement with Chinese television and mobile phone manufacturer, Konka, concerning cooperation in the field of TV components. This agreement will in particular strengthen the position of its Displays business on the growing Chinese market, and is consistent with Thomson’s strategy to develop partnerships for this business.

As part of this closer cooperation, Thomson has agreed to acquire an 8% stake in Konka (of which 4,8% is subject to approval by the relevant Chinese authorities).

Thomson continues to work actively on developing partnerships for its Displays activities and is currently in initial discussions with interested parties, both industrial and financial.

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About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24th, 2004	THOMSON S.A.

By: /s/ Julian Waldron

Name: Julian Waldron
Title: Senior Executive Vice President, Chief Financial Officer